SECURITIES AND EXCHANGE COMMISSION
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                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            SCHICK TECHNOLOGIES, INC.
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                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   806683108
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                                 (CUSIP NUMBER)



                               MICHAEL LEHR, ESQ.
                                GREENBERG TRAURIG
                               2005 MARKET STREET
                             PHILADELPHIA, PA 19103
                                  215-988-7800
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                SEPTEMBER 5, 2000
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            (DATE OF EVENT, WHICH REQUIRES FILING OF THIS STATEMENT)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No.806683108                  13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                GREYSTONE FUNDING CORPORATION
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     VIRGINIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,802,500 SHARES

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,802,500 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,802,500 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                    CO
________________________________________________________________________________

CUSIP No.806683108                  13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                STEPHEN ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,802,500 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,802,500 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,802,500 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    32.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                    IN
________________________________________________________________________________



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

      This Schedule 13D is being filed on behalf of Greystone Funding Corporation, a Virginia corporation ("Greystone") and Stephen Rosenberg with respect to warrants to purchase common stock, par value $0.01 per share ("Common Stock"), of Schick Technologies, Inc., a Delaware corporation ("Schick"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Loan Agreement (the "Loan Agreement") entered into as of December 27, 1999 by and between Greystone, Schick and Schick Technologies, Inc., a New York corporation, as amended.

      ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, par value $0.01 per share of Schick. The principal offices of Schick are located at 31-00 47th Avenue, Long Island City, New York 11101.

      ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is filed by Greystone and Stephen Rosenberg (collectively, the "Reporting Persons").

            (b) The business address of Mr. Rosenberg is 152 West 57th Street, 60th Floor, New York, NY 10019 and of Greystone is 98 Alexandria Pike, Warrenton, VA 20186-2849.

            (c) Mr. Rosenberg's present principal occupation involves investing in real estate individually and through investment vehicles. Greystone Funding Corporation invests primarily in real estate related transactions.

            (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr.   Rosenberg  is  a  citizen  of  the  United  States  of
                  America. Greystone was organized under the laws of the Commonwealth of Virginia.

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On December 27, 1999, Greystone and Schick entered into the Loan Agreement, which provides for the establishment of a line of credit of up to a maximum of $7,500,000 (the "Line of Credit") by Greystone for the benefit of Schick.

            On December 27, 1999, Schick and Greystone also entered in a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which Greystone purchased from Schick shares of Photobit Corporation ("Photobit") subject to a right of first refusal held by Photobit and its founders. Pursuant to the Purchase Agreement, Schick agreed to issue to Greystone or its designees warrants to purchase 2,000,000 shares of Common Stock at an exercise price of $0.75 per share.

            Stephen Rosenberg owns all of the capital stock of Greystone Funding Corporation and serves as its sole director.

     On March 17, 2000, Schick and Greystone entered into an Amended and Restated Loan Agreement effective as of December 27, 1999 (the "Amended Loan Agreement"). The $1 million cash payment made by Greystone to Schick pursuant to the Purchase Agreement was converted as of December 27, 1999 into an initial advance of $1 million under the Amended Loan Agreement and the Photobit Stock and warrants were returned to Schick. Pursuant to the Amended Loan Agreement and to induce Greystone to enter into said Agreement, Schick issued warrants to Greystone and its designees, consisting of those warrants previously issued under the Loan Agreement and the Purchase Agreement, to purchase 5,000,0000 shares, of Schick's Common Stock at an exercise price of $0.75 per share, exercisable at any time after December 27, 1999. Under the Amended Loan
Agreement, Schick also issued to Greystone or its designees warrants (the "Additional Warrants") to purchase an additional 13,000,000 shares of common stock, which Additional Warrants will vest and be exercisable at a rate of two shares of Common Stock for each dollar advanced under the Amended Loan Agreement in excess of the initial draw of $1 million. Any Additional Warrants which do not vest prior to the expiration or surrender of the line of credit, will be forfeited and canceled. In connection with the Greystone secured credit facility, effective as of February 15, 2000, DVI Financial Services, Inc. ("DVI") consented to Schick's grant to Greystone of a second priority lien encumbering Schick's assets, under and subject in priority and right of payment to all liens granted by Schick to DVI. To date, no additional funds have been advanced under the Amended Loan Agreement in excess of the initial draw of $1 million.

            Greystone directed Schick to issue to Jeffrey Slovin warrants to purchase 750,000 shares that Greystone was due to receive. Furthermore, Greystone has agreed to transfer additional warrants to Mr. Slovin based on the profitability of the transactions with Schick. However, there are no contracts arrangements, understanding or relationships (legal or otherwise) that will require Mr. Slovin to return these warrants to Greystone.

            Effective August 28, 2000, pursuant to the Purchase and Sale Agreement attached hereto as Exhibit B DVI sold all its rights, title and interest in, to, and under the Warrants to purchase 650,000 shares of common stock and notes payable by Schick to DVI in the principal amount of $6,596,189 (the "Notes") to Greystone. By letter dated October 11, 2000, DVI directed the Company to make all remaining payments due under the Notes directly to Greystone.

      ITEM 4.     PURPOSE OF TRANSACTION.

            The warrants were assigned to Greystone to induce it to enter into an agreement to purchase DVI's loan.

            In connection with the Loan Agreement, the Board of Directors of Schick increased the size of its Board of Directors from three to five directors. Two individuals designated by Greystone (Jeffrey T. Slovin and Robert R. Barolak) were then appointed by the Board of Directors to fill vacancies on the Board of Directors. In addition, Greystone will have the right to designate additional members of the Board of Directors based on the amount of advances provided to Schick under the Line of Credit. If Greystone advances more than $6,000,000, it will be entitled to appoint a majority of the seats on the Board of Directors.

            Greystone has granted an option to one of its consultants, to purchase up to 210,000 of its warrants to purchase Schick's common stock. Such option can be terminated by Greystone in full or in part based on specific levels of such consultant's performance for Greystone.

            Except as described above and in Item 3, the Reporting Persons do not presently have any plan or proposal that relates to or would result in:

            (a) the acquisition by any person of additional securities of Schick, or the disposition of securities of Schick;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Schick or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of Schick or any of its subsidiaries;

            (d) any change in the present Board of Directors or management of Schick, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            (e)   any  material  change  in  the  present   capitalization  or
                  dividend policy of Schick;

            (f) any other material change in Schick's business or corporate structure;

            (g) changes in Schick's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Schick by any person;

            (h) causing a class of securities of Schick to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i)   a class of equity  securities  of Schick  becoming  eligible
                  for   termination  of   registration   pursuant  to  Section
                  12(g)(4) of the Exchange Act; or

            (j) any action similar to any of those enumerated in (a)-(i) above.

      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, Greystone is the registered holder of warrants to purchase 4,802,500 shares of Schick's Common Stock, which by their terms were exercisable as of December 27, 1999. Such shares of common stock represent approximately 32.1% of Schick's Common Stock outstanding. Mr. Rosenberg may be deemed to own beneficially all Common Stock owned by Greystone by virtue of his ownership of 100% of the outstanding voting securities of Greystone.

            (b) Mr. Rosenberg shares with Greystone the power to cast or direct the casting of votes on 4,802,500 shares of Schick's Common Stock and shares the power to dispose or direct the disposition of such shares. Such shares of common stock then represented approximately 32.1% of Schick's Common Stock outstanding.

            (c) Except for the transactions referred to in Items 3 and 4 above, there have not been any transactions with respect to Schick's Common Stock within 60 days prior to the date of this
                  Schedule 13D by any of the Reporting Persons referred to herein or at any other time thereafter.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

            (e)   Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As of the date hereof, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of Schick, except as disclosed in Items 3 and 4 above.

      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A   Amended  and  Restated  Loan  Agreement,   effective  as  of
                  December  27,  1999,  by and  between  Schick  Technologies,
                  Inc., a Delaware corporation,  Schick Technologies,  Inc., a
                  New   York   corporation   (collectively   referred   to  as
                  "Schick"), and Greystone Funding Corporation, a Virginia corporation.

      Exhibit B   Purchase and Sale Agreement, effective August 28, 2000, by and between Greystone Funding Corporation and DVI Financial
                  Services, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2000


                                         /s/ Stephen Rosenberg
                                             ----------------------------------
                                             Stephen Rosenberg



                                         Greystone Funding Corporation

                                         By:/s/ Stephen Rosenberg
                                            -----------------------------------
                                            Name:  Stephen Rosenberg
                                            Title: President

                                INDEX OF EXHIBITS

    Exhibit 99.1 Amended and Restated Loan Agreement, effective as of December 27, 1999, by and between Schick Technologies, Inc., a Delaware corporation, Schick Technologies, Inc., a New York corporation (collectively referred to as "Schick"), and Greystone Funding Corporation, a Virginia corporation.

    Exhibit 99.2 Purchase and Sale Agreement, effective August 28, 2000, by and between Greystone Funding Corporation and DVI Financial Services, Inc.


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